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                        [LETTERHEAD OF NORTHROP GRUMMAN]


                                      FILING PURSUANT TO RULE 425 OF THE
                                      SECURITIES ACT OF 1933, AS AMENDED

                                      FILER: NORTHROP GRUMMAN CORPORATION

                                      SUBJECT COMPANY: TRW INC. (NO. 1-2384)

                                      FILING: REGISTRATION STATEMENT ON FORM S-4
                                              (REGISTRATION NO. 333-83672)



For Immediate Release

NORTHROP GRUMMAN COMMENTS ON DISTRICT COURT'S RULING
----------------------------------------------------
ON OHIO'S ANTI-TAKEOVER LAWS
----------------------------

     LOS ANGELES -- April 15, 2002 - Northrop Grumman Corporation (NYSE: NOC) issued the following statement in response to today's ruling by the United States District Court in the Northern District of Ohio. Kent Kresa, chairman and chief executive officer of Northrop Grumman, said that he was "pleased that the Court recognized the seriousness of the company's constitutional challenge to Ohio's anti-takeover statutes." He added that the opinion "underscores the importance of the upcoming vote at the April 22, 2002, special meeting of shareholders."

     The Court's ruling, while denying the immediate relief sought by Northrop Grumman with respect to Ohio's anti-takeover laws, reserved ruling on the merits of the issues raised by the company until after the TRW Special Meeting. The Court observed that "the magnitude of the issues presented counsels the Court to take a more deliberate and thoughtful course and to delay ruling on the merits of the plaintiff's claims until after the special meeting of TRW's shareholders." The Court decided that an immediate decision on the constitutional and other issues was not necessary, even though, as the Court explained, its "ultimate ruling may alter which shares are `interested shares'" and thereby ineligible to vote at the special meeting. The Court also based its conclusion on TRW's warranty that "all proxies voted at the meeting will be


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NORTHROP GRUMMAN COMMENTS ON DISTRICT COURT'S RULING
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ON OHIO'S ANTI-TAKEOVER LAWS
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maintained and, if necessary, may be re-tallied in short order." Finally, in the
Court's view, "If the 'disinterested' shareholders vote to approve the transaction, the issue of the Control Share Acquisition Act's constitutional validity becomes moot."

     Kresa said that, "The Court's decision makes it critically important that every shareholder who favors the transaction vote at the special meeting, whether or not the shareholders' shares would be treated as interested under the Ohio anti-takeover statutes." Northrop Grumman said it will continue to press its efforts as necessary challenging the constitutionality of those statutes, and the arbitrary disenfranchisement of many TRW shareholders that these statutes cause.

About the two companies:
-----------------------

     TRW, which provides advanced-technology products and services for the aerospace, information systems and automotive markets worldwide, reported year-end 2001 sales of $16.4 billion.

     Northrop Grumman Corporation is an $18 billion, global defense company with its worldwide headquarters in Los Angeles. Northrop Grumman provides technologically advanced, innovative products, services and solutions in defense and commercial electronics, systems integration, information technology and nuclear and non-nuclear shipbuilding and systems. With nearly 100,000 employees and operations in 44 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial customers.

Northrop Grumman filed a registration statement on Form S-4 (File No. 333-83672) and a tender offer statement on Schedule TO with the Securities and Exchange Commission on March 4, 2002 with respect to its offer to exchange all outstanding shares of TRW Inc. stock for Northrop Grumman common stock. These documents, and any amendments or supplements thereto, contain important information which should be read by TRW Inc. shareholders before making any decision regarding the offer to exchange.

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NORTHROP GRUMMAN COMMENTS ON DISTRICT COURT'S RULING
----------------------------------------------------
ON OHIO'S ANTI-TAKEOVER LAWS
----------------------------

The directors, certain executive officers and other employees and representatives of Northrop Grumman may be deemed to be participants in the solicitation of proxies for the Special Meeting of TRW Inc. Shareholders to be held on April 22, 2002 and the 2002 Annual Meeting of TRW Inc. Shareholders to be held on April 24, 2002. Northrop Grumman's proxy materials contain important information regarding such potential participants and other matters and should be read by TRW Inc. shareholders.

Copies of any of the foregoing documents may be obtained without charge at the Securities and Exchange Commission's website at www.sec.gov or upon request from D.F. King & Co., Inc., the information agent for Northrop Grumman's offer to exchange, at 800-755-7250.

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